Exhibit 99.1

Eastern International Ltd. Acquires Guizhou Minji to Expand Logistics into Power Engineering Field

Hangzhou, China, October 27, 2025 (PRNewswire) —— Eastern International Ltd. (“Eastern International” or the “Company”) (NASDAQ: ELOG), a provider of domestic and cross-border professional logistic services including project logistic and general logistic for Company clients, today announced that Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. (“Hangzhou TC-Link”), a wholly owned subsidiary of the Company, has entered a “Share Transfer Agreement” with the shareholders of Guizhou Minji Construction Engineering Co., Ltd. (“Guizhou Minji”) to acquire 100% equity interest of Guizhou Minji. The acquisition was completed on October 27, 2025 and Guizhou Minji has become an indirectly wholly-owned subsidiary of the Company.

Guizhou Minji holds key industry permits/qualifications for power engineering projects——China’s “Grade II Power Engineering Construction General Contracting Qualification,” “Grade II Steel Structure Engineering Contracting Qualification,” and “Grade II Power Transmission and Transformation Engineering Professional Contracting Qualification.” Through this acquisition, Eastern International now possesses the statutory qualifications to independently undertake “power generation projects with individual unit capacity ≤ 200 MW”, “power transmission and transformation projects up to 220 KV”, “10 KV power distribution network projects,” as well as same voltage-level new energy, energy storage, and smart grid projects. Additionally, the Company can now undertake over 90% of steel structure projects in conventional municipal, industrial, and civil fields, including the installation, debugging, and construction of substations, transmission lines, and various power facilities with medium and lower voltage ratings.

Mr. Lin Tan, Chief Operating Officer of Eastern International Ltd. commented, “this acquisition represents a significant strategic move for the Company, opening up opportunities of new business and revenue streams as well as higher profit margin for the Company. It enables the Company to offer integrated solutions, build differentiated competitive advantages and strengthen the Company’s market position. In the new energy sector, whether wind or solar power, Eastern International can now expand its services from solely logistics transportation to foundational construction, equipment installation, and power transmission and transformation line construction. This will significantly enhance the Company’s capabilities, increase strategic stickiness with existing clients, and simultaneously boost market competitiveness and service capacity for attracting new clients. It pioneers a new phase for the vertical business development of Eastern International.”

“The successful completion of this acquisition will significantly enhance the Company’s market competitiveness, particularly in the fields of new energy engineering and steel structure engineering construction, greatly boost the Company’s performance. Eastern International will be a more diversified, multi-domain, and more specialized provider of engineering project solutions going forward.” Mr. Lin Tan concluded.

About Eastern International Ltd.

Eastern International Ltd. (NASDAQ: ELOG) is a holding company incorporated in the Cayman Islands. The Company, through Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”) and Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd., both wholly owned subsidiaries of the Company, provide domestic and cross-border professional logistic services including project logistic and general logistic for Company clients. Suzhou TC-Link was established on January 9, 2006, in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard), and it has 4 wholly owned subsidiaries and 5 warehouses/logistic centers and 3 branch offices of its subsidiaries in China. Suzhou TC-Link’s operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Eastern International specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Eastern International Ltd.

Mr. Lin Tan

Tel: +86 0571-82356096

Email: ir@elogint.com